Exhibit (d)(5)

EXECUTION VERSION

STRATEGIC ALLIANCE AGREEMENT

This Strategic Alliance Agreement (this “Agreement”) is entered into this 11th day of February, 2015, by and between comScore, Inc., a Delaware corporation with principal offices at 11950 Democracy Drive, Suite 600, Reston, Virginia 20190 (“comScore”), on behalf of itself and its Affiliates, and WPP Group USA, Inc., a Delaware corporation with principal offices at 100 Park Avenue, New York, New York 10017 (“WPP”), on behalf of itself and its Affiliates, including The Kantar Group (“Kantar Group”). comScore and WPP are each a “Party,” and, collectively, the “Parties”.

RECITALS

WHEREAS, comScore, comScore Worldnet Holding, B.V. (“comScore Worldnet”), WPP and Cavendish Square Holding B.V. entered into a Stock Purchase Agreement dated February 11, 2015 (the “SPA”), pursuant to which comScore Worldnet will acquire the capital stock of Conniaco B.V. and the European Internet Audience Measurement business that will be indirectly held by Conniaco B.V.;

WHEREAS, comScore is a provider of, among other things, Internet Audience Measurement services, including with respect to the business acquired by comScore in connection with the SPA;

WHEREAS, WPP (through its Kantar Group Affiliate) is a provider of, among other things, Television Audience Measurement services; and

WHEREAS, comScore and WPP believe that there is a growing demand for audience measurement data to be integrated across different media, as such comScore and WPP desire to explore opportunities that would leverage their respective areas of expertise in order to, among other things, offer Cross Media Audience Measurement services to their respective customers that they would otherwise be unable to offer themselves unilaterally, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, and in the SPA, comScore and WPP agree as follows:

AGREEMENT

1.	DEFINITIONS

As used in this Agreement, the following terms have the following meanings. Capitalized terms not defined herein are as defined in the SPA:

1.1 “Affiliate” has the meaning set forth in the SPA.

1.2 “Closing Date” has the meaning set forth in the SPA.

1.3 “comScore Materials” means the materials, information, software modules, and other tangible items, if any, provided by comScore to WPP in connection with this Agreement.

1.4 “Confidential Information” means any information disclosed by one Party to the other Party in connection with this Agreement which is disclosed in writing, electronically, orally or by inspection and which is identified in some manner to indicate its confidential natures or is otherwise reasonably understood under the circumstances to be confidential.

1.5 “Cross Media Audience Measurement” or “CMAM” means integration of audience measurement data from different media, notably TAM and IAM, to create integrated cross-media datasets; and single source studies including touchpoints-style multi-media hub surveys.

1.6 “Cross Solution” means the CMAM solution marketed by the Parties and identified as the Cross Solution in the Project Plan.

1.7 “Derivative Work” means a derivative work within the meaning of the U.S. copyright law.

1.8 “Incumbent Provider” means a Party that is the sole and/or preferred provider for audience measurement services to the Industry Authority in a particular country.

1.9 “Industry Authority” means a group of entities that, by virtue of their prominent standing in the media industry, by their adoption of, or preference for, a particular audience measurement service (including, for example, through widespread use or financial support), provide an important and recognized endorsement of such service in the audience measurement market, and potential status as an industry standard. Examples of such entities are joint industry committees, media owners committees and groups of prominent media companies.

1.10 “Intellectual Property Rights” has the meaning set forth in the SPA.

1.11 “Internet Audience Measurement” or “IAM” means any services that comprise the measurement of audiences (for any purpose, including the purposes of establishing audience size and/or composition) for all content consumed via the internet, including web pages, video, and associated advertising, whether by a panel or other sample selected to represent the viewing of the universe from which the panel is selected or otherwise; including Video Content in the aggregate (for example total audiences for all Video Content accessed via individual broadcaster web players), but excluding measurement of program or episode or associated commercial ratings for any content under measurement in the Television Audience Measurement service.

1.12 “Materials” means comScore Materials or WPP Materials, as the case may require.

1.13 “New Technology” means Technology that is newly developed by WPP and / or comScore, either independently (“New Sole Technology”) or jointly (“New Joint Technology”), under this Agreement. For the purpose of clarification, New Technology shall not include Underlying comScore Technology or Underlying WPP Technology.

1.14 “Project Plan” means each project plan in the form set forth in Exhibit A hereto, which sets forth in detail any development or other work to be done under this Agreement and related terms, including specifications, deliverables, key personnel, schedules, New Joint Technology and Materials, as applicable.

1.15 “Technology” has the meaning set forth in the SPA.

1.16 “Television Audience Measurement” or “TAM” means measurement of audiences for Video Content across all devices (including TVs, tablets, smartphones), across all delivery platforms (including satellite, cable, over-the-air, Internet, over-the-top content), in all viewing locations (including private homes and public), in broadcast, addressable, time-shift and on-demand access methods. Television Audience Measurement does not include the measurement of audiences for clips or excerpts of video programs that are embedded in web pages, mobile applications, or video players across any platform.

1.17 “Territory” means all non-sanctioned countries pursuant to regulations set forth by the U.S. Treasury Department’s Office of Foreign Assets Control, countries within the European Union or any other countries whose laws the parties are subject, excluding the United States of America.

1.18 “Underlying comScore Technology” means comScore’s Technology developed prior to or outside of this Agreement that is owned by comScore, including all Technology transferred by WPP to comScore in connection with the SPA.

1.19 “Underlying WPP Technology” means WPP’s Technology developed prior to or outside of this Agreement that is owned by WPP.

1.20 “Video Content” means video programs and associated commercials accessed across all delivery platforms (including satellite, cable, over-the-air, internet, OTT) in broadcast, addressable, time-shift and on-demand access levels.

1.21 “WPP Materials” means the materials, information, software modules, and other tangible items, if any, provided by WPP to comScore in connection with this Agreement.

2.	COLLABORATION

2.1 Project Managers. Subject to the terms and conditions set forth herein, comScore and WPP, through their respective appointment project managers, shall cooperate with respect to the assessment of potential opportunities to collaborate on development of a CMAM solution, as well as other initiatives that may from time to time be identified by the parties, that would combine the respective expertise and technology of each company, as more fully described in any Project Plans hereto, and to offer such Cross Solution to their respective customers. The project managers shall act as liaisons with the other Party with respect to the Cross Solution and the Project Plans, and shall meet regularly to participate in review meetings. The project managers shall have primary responsibility for coordinating all major decisions related to the applicable Project Plan to which they are assigned. In addition, each party will appoint an executive (the “Assigned Executive”) to be responsible for working in good faith to carry out the objectives of this Agreement, and to resolve disputes between the parties to the extent that such disputes are not resolved at a project manager level.

2.2 Project Plan. Each Party shall use its reasonable commercial efforts to complete its responsibilities under each Project Plan in accordance with the dates set forth in such Project Plan. No change to a Project Plan shall be implemented unless and until mutually agreed upon in writing.

2.3 Cross Solution Countries. The Parties agree to collaborate to develop and promote the Cross Solution in the Territory as follows:

(a) In a country in the Territory where WPP provides TAM Services and comScore provides IAM Services, the Parties will work together to provide the Cross Solution in such country.

(b) In a country in the Territory where WPP provides TAM Services and comScore does not provide IAM Services and WPP wishes to provide the Cross Solution, comScore shall use commercially reasonable efforts to enter such market and provide IAM Services within a reasonable period of time, subject to comScore’s determination that entering such market is commercially viable. The Parties will then work together to provide the Cross Solution in such country. If comScore does not enter such market, then WPP may independently provide CMAM services in such country subject to the provisions set forth in Section 7 and the confidentiality provisions in Section 10.

(c) In a country in the Territory where WPP does not provide TAM Services, comScore may independently provide CMAM services in such country subject to the provisions set forth in Section 7 and the confidentiality provisions in Section 10.

2.4 Materials. Each Party shall provide to the other Party the Materials as set forth in the Project Plan. Each Party hereby grants to the other Party a nonexclusive, royalty-free, and nontransferable license to use, reproduce, perform, display, and modify such Materials and to create Derivative Works of such Materials, as may be reasonably necessary solely for the purpose of fulfilling such Party’s specific obligations under the Project Plan.

2.5 Change Requests. No change to a Project Plan or other procedures set forth herein shall be implemented unless and until mutually agreed upon in writing.

3.	SALES, MARKETING AND FEES

3.1 Marketing and Promotion. In accordance with the procedures set forth herein, each Party shall cooperate with the other Party in marketing, generating sales leads, promoting, and selling the Cross Solution to customers in the Territory in accordance with a marketing and sales plan agreed to by the parties for the applicable country or region within a particular country or region.

3.2 Regional Preference. In furtherance of the objectives described in Section 2.3, either WPP or comScore shall each have the first right to lead the sales and marketing of the Cross Solution to the Industry Authority (where applicable) and customers in a particular country in the Territory under the following circumstances:

3.2.1 where WPP (a) is the Incumbent Provider for TAM Services to the television Industry Authority or has an established relationship with the Industry Authority with respect to TAM, or (b) provides TAM or Return Path Data (“RPD”) services without an Industry Authority in a particular country, and comScore has not established the rights to provide IAM Services to the Internet Industry Authority in such country, WPP will serve as the lead sales and marketing party for CMAM services in such country;

3.2.2 where comScore is the Incumbent Provider for IAM Services to the Internet Industry Authority or has an established relationship with the Industry Authority with respect to IAM, in a particular country, and WPP has not established the rights to provide TAM Services to the television Industry Authority in such country, comScore will serve as the lead sales and marketing party for CMAM services in such country;

3.2.3 where WPP is the Incumbent Provider for TAM Services to the television Industry Authority, and comScore is the Incumbent Provider for IAM Services to the Internet Industry Authority in the same country, or where neither Party has rights to provide services to the Industry Authority in a particular country, or no such Industry Authority exists, then WPP will serve as the lead sales and marketing party for CMAM services in such country; provided that the agreed revenue share for such countries shall reflect both Parties’ existing presence in such countries.

If either WPP or comScore informs the other Party that it does not intend to market the Cross Solution to customers in a region where it has first priority, or fails to do so within 6 months after the other Party provides written notice of its interest in selling and marketing to customers in such region, the other Party may take the lead position in selling and marketing the Cross Solution to customers in that region.

Notwithstanding anything the contrary set forth above, a Party shall only have the obligation to lead the sales and marketing of the Cross Solution under the scenarios set forth above if the Party is not contractually prohibited by a third party from engaging in such activities.

3.3 Commissions. As further set forth in the Project Plan, each Party shall pay to the other Party commissions based on a percentage of revenues received by such Party from sales of the Cross Solution. Unless otherwise agreed in the Project Plan, the Parties anticipate that such amounts shall be paid no later than 30 days after the end of each calendar quarter, for revenues collected by such Party during such quarter.

3.4 Payment Terms. Unless otherwise agreed in the Project Plan, all payments hereunder exclude all sales, use, and other taxes that may be imposed upon such payments. In the event of a late payment, the Party to whom the payment was due may, in addition to any other remedies it may have, charge a late fee of 1% per month, or the maximum rate allowed under law, whichever is less, for any unpaid balance. All amounts hereunder are to be paid in United States Dollars.

3.5 Audit. Each Party shall maintain complete and accurate books and records with respect to distribution of the Cross Solution, or otherwise pertaining to the payment of fees hereunder, until at least 3 years after the applicable report and payment under this Section 3. The other Party may no more frequently than once per year, on at least 15 business days prior notice, request an audit of the books and records of such Party pertaining to the payment of fees hereunder. Any such audit must be performed at the requesting Party’s expense during normal business hours. Such audit shall be performed by a mutually agreed upon third party auditor who has executed a confidentiality and non-disclosure agreement with the audited party. If, however, such audit reveals an underpayment of 5% or more of the amount that should have been paid for the period audited, then the underpaying Party shall pay, in addition to all amounts due, the reasonable costs of such audit.

4.	PROPRIETARY RIGHTS

4.1 Ownership of Materials and Underlying Technology.

4.1.1 comScore Materials and Technology. The Parties agree that, as between the Parties, comScore retains complete ownership of all Intellectual Property Rights in and to the comScore Materials and the Underlying comScore Technology.

4.1.2 WPP Materials and Technology. The Parties agree that, as between the Parties, WPP retains complete ownership of all Intellectual Property Rights in and to the WPP Materials and the Underlying WPP Technology.

4.2 Ownership of New Technology.

4.2.1 comScore Sole Developments. The Parties agree that, as between the Parties, comScore retains complete ownership of all Intellectual Property Rights in and to comScore New Sole Technology.

4.2.2 WPP Sole Developments. The Parties agree that, as between the Parties, WPP retains complete ownership of all Intellectual Property Rights in and to WPP New Sole Technology.

4.2.3 Joint Technology. The Parties do not presently anticipate developing any New Joint Technology under this Agreement. In the event any New Technology is jointly developed, ownership of such New Joint Technology and primary responsibility for filing and prosecution of Intellectual Property Rights related thereto shall be as set forth in the applicable Project Plan.

4.3 Actions Against Third Party Infringers. Each Party shall make commercially reasonable efforts to promptly notify the other Party if such Party becomes aware of any possible infringement or misappropriation by a third party of any of the Technology that is subject to this Agreement or Intellectual Property Rights therein.

4.4 Further Assurances. Each Party shall, and shall cause its employees and agents to, sign, execute and acknowledge or cause to be signed, executed and acknowledged at the expense of the other Party, any and all documents and perform such acts as may be reasonably requested by the other Party in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby. Each Party shall use reasonable efforts to make such requests so as not to cause an undue burden on the technical employees of the other.

5.	LICENSES

5.1 License to comScore. During the Term, WPP and its Affiliates hereby grant to comScore and its Affiliates a non-terminable, irrevocable, nonexclusive, royalty-free, fully paid up, nontransferable worldwide license under all of WPP’s Intellectual Property Rights (excluding (i) Trademarks and Internet Properties and (ii) all Intellectual Property Rights licensed pursuant to the SPA) in the Cross Solution to the extent necessary for comScore to use, reproduce, prepare Derivative Works of, perform, display, sell, license, offer, distribute, make, have made, import, export, and otherwise exploit the Cross Solution solely as authorized under this Agreement and in the Project Plan. comScore may sublicense the foregoing license to its customers of the Cross Solution provided that such sublicense includes the minimum terms established pursuant to Section 5.4 below.

5.2 License to WPP. During the Term, comScore and its Affiliates hereby grant to WPP and its Affiliates a non-terminable, irrevocable, nonexclusive, royalty-free, fully paid up, nontransferable worldwide license under all of comScore’s Intellectual Property Rights (excluding (i) Trademarks and Internet Properties and (ii) all Intellectual Property Rights licensed pursuant to the SPA) in the Cross Solution to the extent necessary for WPP to use, reproduce, prepare Derivative Works of, perform, display, sell, license, offer, distribute, make, have made, import, export, and otherwise exploit the Cross Solution solely as authorized under this Agreement and in the Project Plan. WPP may sublicense the foregoing license to its customers of the Cross Solution provided that such sublicense includes the minimum terms established pursuant to Section 5.4 below.

5.3 Trademarks. Neither Party is licensed under the others Party’s trademarks hereunder. Notwithstanding the foregoing, one Party may make nominative use the other Party’s trademarks in connection with the sale or marketing of such other Party’s products in accordance with this Agreement provided it complies with the Party owning such trademarks trademark guidelines and procedures. In the event the Parties wish to co-brand the Cross Solution or use one Party’s trademarks in connection with the other Party’s products, the Parties will enter into separate royalty-free trademark licenses permitting such use. Neither Party shall register or seek to register the other Party’s trademarks (or confusingly similar marks) in any country or take any action that could detract from the goodwill associated with the other Party’s trademarks.

5.4 Customers. The Project Plan shall set forth the minimum terms for each sublicense, the contracting process and support obligations for customers, responsibility for managing and enforcing a sublicense against a customer and such other operational terms and procedures as the parties shall mutually agree.

6.	INDEPENDENT CONTRACTORS; NO AUTHORITY

The Parties are independent contractors. Neither Party shall be deemed to be a joint venturer, agent, partner or legal representative of the other for any purpose, and neither shall have any right, power or authority, express or implied, to make any commitment or create any obligation or responsibility on behalf of the other. Neither Party shall make any representation, guarantee or warranty concerning the other Party’s services or the Cross Solution except as expressly authorized in writing by the other Party, and each Party shall indemnify the other Party for any third party claims arising out of any such unauthorized representations.

7.	COMPETITION

7.1 Non-Competition. During the Term, neither Party nor its Affiliates will collaborate with any third party with respect to products that are competitive with the Cross Solution in the Territory. In locations where the Parties have agreed to pursue the Cross Solution pursuant to an executed Project Plan, the Project Plan will include appropriate exclusivity covenants.

7.2 Exceptions. Subject to the restrictions set forth in this Agreement, neither Party is prevented from (a) assigning engineers from this project to similar projects in the future, (b) pursuing similar projects/products in the future, or (c) acquiring third parties. Notwithstanding anything to the contrary herein, WPP and/or its Affiliates currently, and shall retain the independent right to, develop, provide and sell products and services that capture internet usage to measure or analyze advertising effectiveness, advertising impact, reach and frequency, path to purchase, consumer touch points and to assist in the purchase of media and for similar market research purposes. For the avoidance of doubt, WPP and comScore both retain the right to sell services based on second screen content and applications. This includes analytics of social TV activity (comment on Video Content made on social media websites) and measurement / activation of related content consumed on second screens in conjunction with viewed Video Content.

7.3 Conflicting Commitments. Except as otherwise mutually agreed upon by the Parties in writing, the following countries shall not be subject to the terms of this Agreement, (A) all countries in Latin America, (B) China, where WPP does not control the TAM business, provided that, WPP shall make commercially reasonable efforts to pursue the Cross Solution in such country with comScore pursuant to the terms of Section 2.3, (C) India, where WPP is in a TAM joint venture with a competitor, (D) Estonia, provided that, if comScore expresses in writing to WPP following the Closing Date its interest in assuming the IAM business in Estonia, then WPP shall make commercially reasonable efforts to transfer such business to comScore, (E) Russia, only until such time as the IAM business is transferred to comScore, and (F) Austria and Romania; provided that, when WPP’s current contractual obligations in such countries reach the end of their current term, WPP shall, at comScore’s request, use commercially reasonable efforts to assist comScore in bidding for such services if comScore elects to pursue such business.

8.	WARRANTIES; DISCLAIMER

8.1 Representations and Warranties. Each Party represents and warrants and covenants that it (a) has the corporate power and authority to enter into this Agreement and perform its obligations hereunder; and (b) does not have any obligation that conflicts with the full enjoyment by the other Party of its rights under this Agreement.

8.2 DISCLAIMER. EXCEPT AS OTHERWISE PROVIDED HEREIN, THE CROSS SOLUTION IS PROVIDED “AS IS” AND NEITHER PARTY MAKES ANY WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR, STATUTORY AND BOTH PARTIES DISCLAIM ANY AND ALL IMPLIED WARRANTIES OF TITLE, NONINFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

8.3 Compliance. Neither Party shall be required to take, or refrain from taking, any action under this Agreement if such action, or failure to take such action, would be expected to violate, or otherwise give rise to any material fine or sanction under, any Law relating to antitrust and/or business competition in the Territory.

9.	LIMITATION OF LIABILITY

EXCEPT WITH RESPECT TO BREACH OF SECTION 10, NEITHER PARTY SHALL HAVE ANY LIABILITY TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, OR RELIANCE DAMAGES, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY, WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY OR OTHERWISE. THESE LIMITATIONS SHALL APPLY REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

10.	CONFIDENTIALITY

10.1 Obligation. Each Party shall treat as confidential all Confidential Information received from the other Party, shall not use such Confidential Information except as expressly permitted under this Agreement, and shall not disclose such Confidential Information to any third party without the other Party’s prior written consent. Each Party shall protect the other Party’s Confidential Information with the same degree of care that it uses to protect its own like Confidential Information, but no less than reasonable care.

10.2 Exceptions. The restrictions of this Section 10 shall not apply to information that: (a) was independently developed by the receiving Party without any use of the Confidential Information of the other Party; (b) becomes known to the receiving Party, without restriction, from a third party without breach of this Agreement and who had a right to disclose it; or (c) was in the public domain at the time it was disclosed or becomes in the public domain through no act or omission of the receiving Party. If a receiving Party is required under an order or requirement of a court, administrative agency, or other governmental body to disclose any Confidential Information of the other Party, then such receiving Party shall provide prompt notice thereof to the other Party and shall use its reasonable commercial efforts, at the other Party’s expense, to obtain a protective order or otherwise prevent public disclosure of such information.

11.	TERM AND TERMINATION

11.1 Term. The initial term of this Agreement shall commence on the Closing Date and shall continue in full force and effect for a term of 10 years from the Closing Date, unless earlier terminated in accordance with the terms of this Agreement (the “Initial Term”). Thereafter, this Agreement may be renewed for additional 5 year terms upon the mutual agreement of the Parties at least 60 days prior to the end of the then current term (the Initial Term, together with any such renewal terms, the “Term”).

11.2 Termination.

11.2.1 Breach. If either Party materially breaches any term or condition of this Agreement and fails to cure that breach within 30 days after receiving written notice of the breach, the non-breaching Party may terminate this Agreement and the Term hereof at any time following the end of such 30 day period.

11.2.2 Assignment. Either Party shall have the right to immediately terminate this Agreement and the Term hereof, without the provision of advance notice, pursuant to the terms of Section 12.1 below.

11.2.3 SPA. This Agreement shall automatically terminate in its entirety if the SPA is terminated prior to the Closing (as defined in the SPA).

11.3 Effect of Termination.

11.3.1 Licenses. In the event of expiration or termination of this Agreement for any reason, the licenses granted hereunder shall survive, solely with respect to support of any then-current Cross Solution customers, as of the date of such expiration or termination.

11.3.2 Delivery Obligation. In the event of expiration or termination of this Agreement for any reason, each Party shall have the right to continue to use the Cross Solution solely for the purpose of fulfilling any contractual obligations to a Cross Solution customer that were entered into prior to the effective date of such expiration or termination; provided that the terms of this Agreement, including the agreed-upon revenue allocation, shall remain in effect with respect to any such use of the Cross Solution. Except as expressly set forth herein, neither party shall make any further use of the Cross Solution after the effective date of such expiration or termination.

11.3.3 Survival. The following sections shall survive any expiration or termination of this Agreement: 1 (Definitions), 4 (Proprietary Rights), 8.2 (Disclaimer), 9 (Limitation of Liability), 10 (Confidentiality), 11 (Term and Termination), and 12 (Miscellaneous).

12.	MISCELLANEOUS

12.1 Assignment. Neither Party may assign (as defined below) this Agreement, or any of its rights or obligations under this Agreement, without the prior express written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement and its rights and obligations hereunder to an Affiliate or to a third party in connection with a merger, change of control in the ownership of more than fifty percent (50%) of the voting capital stock of a Party or any Affiliate thereof that directly or indirectly owns such

Party in one or more related transactions, or sale of all or substantially all of its assets relating to this Agreement, provided that the assigning Party shall give prompt notice of such assignment. If pursuant to the immediately preceding sentence, (a) comScore assigns this Agreement to a third party that is a direct competitor of WPP or its Affiliates, then WPP may terminate this Agreement immediately upon written notice, or (b) WPP assigns this Agreement to a third party or an Affiliate that is a direct competitor of comScore or its Affiliates or any media buying agency, then comScore may terminate this Agreement immediately upon written notice. Subject to the foregoing, this Agreement will bind and inure to the benefit of the Parties, and their respective successors and permitted assigns. The term “assign”, as used in this Section 12.1, shall mean to assign, transfer or convey, directly or indirectly, by operation of law or otherwise, including by way of merger, change of control in the ownership of more than fifty percent (50%) of the voting capital stock of a Party or any Affiliate thereof that directly or indirectly owns such Party, or asset sale (whether a Party or an Affiliate thereof that wholly-owns, directly or indirectly, such Party, is party to such transaction).

12.2 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of New York.

12.3 Arbitration; Dispute Resolution.

12.3.1 Any dispute or claim arising out of or in connection with this Agreement or the performance, breach or termination thereof, shall be finally settled by binding arbitration in New York, NY under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said rules. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, either Party may apply to any court of competent jurisdiction for injunctive relief without breach of this arbitration provision.

12.3.2 Prior to the commencement of any arbitration, the Parties shall seek to resolve any dispute amicably by mutual consultation. Before a Party may initiate arbitration, that Party shall first give notice to the other Party stating that the notifying Party believes that a dispute exists and providing a full and complete written statement setting forth the nature of the dispute, the notifying Party’s position with respect to that dispute and any resolution proposed by the notifying Party. Upon the delivery of such notice, the Parties shall then cause their senior management to meet in person as soon as possible, but in no event more than 30 days after the delivery of such notice, to discuss the dispute and to attempt to resolve such dispute in an amicable fashion. If such dispute is not resolved to the satisfaction of both Parties within 60 days after the delivery of such notice, then either Party may initiate arbitration hereunder regarding such dispute and any related matters.

12.4 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND AGREES TO CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF A PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

12.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested,

(ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective Party shall have notified the other.

If to WPP to:

WPP Group USA, Inc.

100 Park Avenue

4th Floor

New York, New York 10017

Attention: Chief Financial Officer

Facsimile: (212) 632-2222

With a copy (which shall not constitute notice) to:

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

Attention: Curt C. Myers

Facsimile: (212) 468-4888

If to comScore, to:

comScore, Inc.

11950 Democracy Drive

Suite 600

Reston, Virginia 20190

Attention: General Counsel

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

United States of America

Attention: Selwyn B. Goldberg

Facsimile: (650) 493-6811

12.6 Costs and Expenses. Except as set forth in Sections 4.4 and 10.2, each Party shall bear its own costs and expenses under this Agreement. Neither Party shall have any obligation to reimburse the other Party for any costs or expenses under this Agreement or to pay any consideration to the other Party under this Agreement.

12.7 Export Control. Both Parties agree and represent that no technical information, including software, furnished hereunder or any direct product thereof is intended to or will be exported or reexported, either directly or indirectly, to any destination restricted or prohibited by applicable export control laws and regulations, without written authorization from the appropriate governmental authorities.

12.8 Severability. If any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties shall replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

12.9 Entire Agreement; Modification. This Agreement, including all Exhibits attached hereto, sets forth the entire agreement and understanding between the Parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

12.10 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party has caused this Strategic Alliance Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

COMSCORE, INC.

By:	/s/ Mel Wesley

Name:	Mel Wesley

Title:	Chief Financial Officer

WPP GROUP USA, INC.

By:	/s/ Andrew Scott

Name:	Andrew Scott

Title:	Authorized Person

(Signature page for Strategic Alliance Agreement)

EXHIBIT A

PROJECT PLAN

This Project Plan is entered into by [comScore] and [WPP entity], and shall serve as an addendum to the Strategic Alliance Agreement entered into by and between comScore and WPP (the “Original Agreement”). Except as specifically set forth in this Project Plan, all of the terms and conditions set forth in the Original Agreement will continue in full force and effect. In the event of any inconsistencies between the terms of this Project Plan and the Original Agreement, the terms of this Project Plan will govern.

I.	Scope of Project Plan

a.

II.	Responsibilities of the Parties

a.	comScore Responsibilities:
b.	WPP Entity Responsibilities:

III.	Deliverables and Materials

a.	Timing
b.	Frequency

IV.	Project Leaders and Contact Information

a.	comScore:
b.	WPP Entity:

V.	Fees and Payment Terms

a.	Description of Revenue Share / License / Fees
b.	Payment Terms
c.	Taxes: Any applicable taxes on the deliverables or Materials will be charged in addition to the fees set forth in this Project Plan.

VI.	Term

The term of this Project Plan shall start on [start date] and end on [end date].

VII.	New Joint Technology

a.	Description of anticipated New Joint Technology [if applicable]

VIII.	Additional Terms

a.	No Unilateral Terms. No unilateral terms or conditions on materials issued by either party, including without limitation, purchase orders and order forms, will be used to interpret or amend the parties’ legal rights and responsibilities as they pertain to the deliverables or Materials provided hereunder.

This Project Plan is hereby agreed to and accepted by:

[COMSCORE ENTITY]	[WHISKEY ENTITY]

Signature:	Signature:
Name:	Name:
Title:	Title:
Date:	Date: